Exhibit (a)(17)
Frequently Asked Questions

These FAQs should not be regarded as a substitute for reading the documents sent to shareholders. You are encouraged to read the further information in relation to Cadbury’s response to Kraft’s offer set out in the documents included on this microsite before deciding whether to accept the offer.
1.	What does the offer for Cadbury plc from Kraft Foods refer to?
Kraft Foods Inc., a US-based food company, made an unsolicited offer to buy Cadbury plc on 9 November 2009 and sent its formal offer to Cadbury shareholders on 4 December 2009. Kraft’s formal offer document and the formal response documents from Cadbury can be found on this website.
2.	What is the Cadbury Board’s formal response to the offer from Kraft Foods?
The Cadbury Board has reviewed the offer and published two formal response documents. The first of these, titled ‘Higher performance, higher value’, was published and sent to shareholders on 14 December 2009.
The second response document published on 12 January 2010 and titled ‘Further reasons to reject Kraft’s offer’ includes additional analysis in respect of the offer as well as 2009 performance commentary to help shareholders in making their decision. This document is due to be updated with further details of 2009 performance on 14 January 2010.
The formal response documents state that your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
3.	Why did Cadbury publish the second document titled ‘Further reasons to reject Kraft’s offer’?
12 January 2010 would be the latest date on which Cadbury can disclose material new information according to the timetable set by the UK Takeover Code. Hence, the document posted on our website on 12 January presents new information, outlining further analysis on the offer and setting out headline information on the expected full year 2009 performance as available at this date.

However, the Panel gave Cadbury an extension until 7am on 15 January 2010 so that the Company could revise its document in order to provide shareholders with the more detailed estimated trading results for 2009 that would be available then.
The revised document to be published on 14 January will include more detailed 2009 financial information, albeit unaudited at this stage.
4.	Why has the Board of Cadbury rejected the offer?
The reasons for the Board’s rejection of the offer are set out in Cadbury’s formal response documents of 14 December 2009 and 12/14 January 2010. Both documents are available on this website.
5.	What are the process next steps from here?
Kraft has until Tuesday 19 January (Day 46) to revise its offer and has extended the deadline for shareholder acceptances to 2 February (Day 60).
If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable so that Kraft and the new offeror are bound by the timetable for the new offeror. Kraft and any new offeror would therefore have further time to revise their offers.
6.	How can I get copies of the formal response documents published by Cadbury?
The response documents from Cadbury, published on 14 December 2009 and on 14 January 2010, are available on this website.
7.	How can I get a copy of the Kraft offer?
The formal offer made by Kraft on December 4, along with other documents and press releases published by Cadbury and Kraft to date in relation to the offer, can be found on this website.
8.	What is Kraft offering for my Cadbury Shares?
The offer is for 300p (£3) cash and 0.2589 Kraft shares per Cadbury share.
See also question “Has Kraft changed its offer from that in the offer document?”.
9.	What is Kraft offering for my Cadbury ADRs?
The offer is for 1,200p (£12) cash and 1.0356 Kraft shares per Cadbury ADR.
See also question “Has Kraft changed its offer from that in the offer document?”.
10.	Has Kraft changed its offer from that in the offer document?

No, Kraft has not changed the price of its offer but announced on 5 January that it will give to shareholders who accept the offer and elect to receive the “Partial Cash Alternative” an estimated 60p per share (240p per ADS) in cash instead of a portion of the Kraft shares that would have otherwise been part of the offer consideration. The exact terms of the alternative have not yet been made clear.
11.	Can Kraft increase its offer price?
Under UK Takeover Code rules, Kraft is able to revise its offer until 19 January 2010, Day 46 of the offer timetable. Kraft can increase but not decrease its offer price.
After this date, Kraft will not normally be able to revise its offer terms unless, for example, a new offer is tabled for Cadbury by another offeror. If another formal offer is tabled by a new offeror, this would usually have the effect of re-setting Kraft’s offer timetable so that Kraft and the new offeror are bound by the timetable for the new offeror. Kraft and the new offeror would therefore have further time to revise their offers.
12.	Where are Kraft shares listed and traded?
They are listed and traded on the New York Stock Exchange.
13.	If I want to reject the offer, what should I do?
If you want to reject the offer you should take no action and you should not authorise anyone to take any action in relation to the offer on your behalf.
14.	In the package that I received from Kraft there is an acceptance form. What do I do with this?
This is a form to accept the Kraft offer and should be filled in only if you wish to accept the Kraft offer. If you do not want to accept the Kraft offer then do not fill in the form.
As set out in the formal response documents, your Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that Kraft’s offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.

As this is a financial decision we recommend that if you are in any doubt about what action to take, please contact your financial advisor.
15.	I have already accepted the Kraft offer but I have changed my mind and would like to withdraw my acceptance. How do I do this?
If your shares are held in certificated form and you have completed an acceptance form you have received from Kraft, you can withdraw your acceptance at any time up until 1.00 p.m. on 2 February 2010 by writing to the following address:
Computershare Investor Services PLC
2nd Floor, Vintners Place
68 Upper Thames Street
London EC4V 3BJ.
Please see paragraph 4 of Part B of Appendix I of Kraft's offer document, available on this website, for further detail on how to withdraw your acceptance and for withdrawal instructions for persons holding shares in uncertificated form and persons holding ADRs.
If your shares are held through a bank/broker then please contact your account representative to get instructions as to how you can withdraw your acceptance.
16.	Do I have to tender or to accept the offer in relation to my shares?
No. Each shareholder is entitled to make their own decision.
17.	Do I have to follow the Board’s recommendation to reject the offer?
No. Each shareholder is entitled to make their own decision.
18.	Can I be forced to sell my shares to Kraft or to accept the offer?
You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
19.	What will happen if I do nothing?
You will not accept Kraft’s offer and you will continue to own your Cadbury shares, however, this is a financial decision and therefore you are encouraged to seek advice from your financial advisor. You can only be forced to sell your shares if an offeror acquires 90% or more of the shares in Cadbury and chooses to exercise its right under UK law to purchase the remainder.
20.	What would happen if another company put an offer in?
Cadbury’s Board is legally obliged to review all offers and proposals. If there is a proposal which merits disclosure, the Board will communicate appropriately.

21.	Who can I call if I have more questions?
Please refer to the Contacts section of this website.
RESPONSIBILITY
The directors of Cadbury accept responsibility for the information contained in this document, save that the sole responsibility accepted by the directors of Cadbury in respect of information relating to Kraft contained in this document has been to ensure that such information has been correctly compiled from published sources and is correctly and fairly reproduced and presented. Subject to the aforesaid, the directors of Cadbury confirm that to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and, where appropriate, does not omit anything likely to affect the import of such information.